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                           October 7, 2020

       Michael Crawford
       Chief Executive Officer
       Hall of Fame Resort & Entertainment Co
       2626 Fulton Drive NW
       Canton, OH 44718

                                                        Re: Hall of Fame Resort
& Entertainment Co
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2020
                                                            File No. 333-249133

       Dear Mr. Crawford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services